Mail Stop 0308

January 11, 2005

Yehudit Bronicki
980 Greg Street
Sparks, Nevada 89431

Re:	Ormat Funding Corp.; ORNI 2 1LLC; Steamboat Development
Corp.;
      Steamboat Geothermal LLC; ORNI 7 LLC; ORNI 1 LLC;
      OrMammoth Inc.; Brady Power Partners
       	Form S-4 filed December 23, 2004
       	File Nos: 333-121655; 333-121655-01; 333-121655-02; 333-
121655-03;
                         333-121655-04; 333-121655-05; 333-121655-
06;
and 333-121655-07,
                           respectively

Dear Mr. Bronicki:

      This is to advise you that no review of the above captioned registration statement has been or will be made, except for monitoring for compliance with staff comments in connection with your company`s request for a waiver of certain financial statements requirements, and staff comments, if any, regarding your company`s pending request for confidential treatment of certain portions of this registration statement. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

      You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

      To the extent that the registration statement states that it includes forward-looking statements within the meaning of section 27A of the Securities Act and Section 21E of the Exchange Act (or otherwise makes reference to such provisions or to the Litigation Reform Act generally), please be advised that the staff is not making any determination whether the disclosures (including, e.g., cautionary language or the placement of disclosures) satisfy the requirements of such Sections.

            At such time as all pending matters related to the waiver request and the request for confidential treatment have been resolved, the staff will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above captioned registration statement. We will act upon such request and pursuant to delegated authority grant acceleration of the effective date.


General

	In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not foreclose the Commission from taking any action with respect to the registration statement; the action of the Commission or the staff, pursuant to delegated authority, in declaring the registration statement effective, does not relieve the company from its full responsibility for the accuracy and adequacy of the disclosure in the registration statement; and the company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporate Finance in connection with our review of your filing.

		Please direct questions to Albert Yarashus, at (202)
942-
1899, or to me, at (202) 942-1900.

								Sincerely,



								H. Christopher Owings
						                        Assistant
Director





















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Ormat Funding Corp.; Steamboat Development Corp.; Steamboat
Geothermal LLC; ORNI 7 LLL; ORNI 1 LLC; OrMammoth Inc.;
Brady Power Partners
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